OMB APPROVAL
OMB Number: 3235-0058
Expires: April 30, 2009
Estimated average burden hours per response ... 2.50

SEC FILE NUMBER
001-15070

CUSIP NUMBER
75886X108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
REGENERX BIOPHARMACEUTICALS, INC.

Full Name of Registrant
N/A

Former Name if Applicable

3 Bethesda Metro Center, Suite 630

Address of Principal Executive Office (Street and Number)
Bethesda, Maryland 20814

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
In the first quarter of 2009, RegeneRx Biopharmaceuticals, Inc. (“RegeneRx”) reported on several trials in its clinical program: the results of a Phase II clinical trial evaluating its topical gel product candidate RGN-137 in patients with pressure ulcers; the results of a Phase II clinical trial evaluating its topical gel product candidate RGN-137 in patients with venous stasis ulcers; the results of a Phase I clinical trial evaluating its injectable product candidate RGN-352 in healthy volunteers; and the early termination of a Phase II clinical trial evaluating its ophthalmic product candidate RGN-259 due to data obtained under a compassionate IND indicating RGN-259’s positive effects on corneal wound healing. The diversion of the company’s resources to developing its operational strategy in light of these recent developments has caused a delay in RegeneRx’s ability to provide adequate disclosures in its Annual Report on Form 10-K by the required deadline without unreasonable effort and expense. RegeneRx intends to file its Annual Report on Form 10-K on or before April 15, 2009, the deadline for the filing of the report, as extended by the filing of this notice.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

C. Neil Lyons, Chief Financial Officer	(301)	280-1992
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Total revenues for the year ended December 31, 2008 were $168,000, compared with $240,000 for the year ended December 31, 2007. Research and development expenses for 2008 were $7.1 million, compared with $8.9 million for 2007. General and administrative expenses for 2008 were $3.8 million, compared with $3.2 million for 2007. Total operating expenses for 2008 were $11.0 million, compared with $12.1 million for 2007. Operating loss for 2008 was $10.8 million, compared with operating loss of $11.8 million for 2007. Interest income for 2008 was $150,000, compared with $666,000 for 2007. Net loss for 2008 was $10.6 million, or $0.21 per share, compared with $11.2 million for 2007, or $0.24 per share.

REGENERX BIOPHARMACEUTICALS, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2009	By	/s/ C. Neil Lyons

C. Neil Lyons
Chief Financial Officer and Treasurer